UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On September 11, 2024, Arbe Robotics Ltd. held its 2024 annual general meeting. The proxy statement for the annual general meeting, which describes the proposals voted upon at the meeting, was furnished as an exhibit to the Company’s Form 6-K which was filed on August 23, 2024. Reference is made to the proxy statement for detailed information as to the matters approved at the 2024 annual general meeting.

At the annual general meeting the shareholders elected Mr. Yair Shamir, Mr. Kobi Marenko and Mr. E. Scott Crist as Class III directors and approved the other proposals described in the proxy statement by the appliable required majority.

This Form 6-K is incorporated by reference in any registration statement on Form F-3 or S-8 that incorporates by reference material filed by the issuer with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

By:	/s/ Kobi Marenko
Name:	Kobi Marenko
Title:	CEO

Date: September 12, 2024

2